Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in Fresh Fruit Segment

SHANGHAI, December 19, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Fintech (Henan) Supply Chain Management Co., Ltd, a controlled affiliate of the Company, has entered into a supply chain services agreement (the “Agreement”) with Hubei Qianguopai Agricultural Ecology Co., Ltd. (“HQAE”), a company engaged in the planting and distribution of fresh fruits. The Agreement represents another significant initiative of the Company’s supply chain business strategy to increase its presence in the fresh fruits market.

The demand for fresh fruits is growing in China. According to Statista, the revenue of the fresh fruits market in China is projected to reach US$83.96 million in 2022 and grow at a compound annual growth rate (CAGR) of 8.02% between 2022 and 2027. The volume of the fresh fruits market in China is expected to reach 45,573.8mkg by 2027 and is expected to reach a growth rate of 6.5% in 2023. The average volume per person of the fresh fruits market in China is expected to reach 23.3kg in 2022.

The Agreement was executed as part of Nisun’s supply chain trading operation. Leveraging the advantage of the extensive network, Nisun would purchase fresh fruits from its selected vendors based on the order of HQAE and arrange for delivery of the products to the designated locations or customers. The Company anticipates the transaction volume under the Agreement to reach RMB$10 million (approximately US$1.4 million) through 2023.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun, commented. “We are excited to cooperate with HQAE to increase our presence in the fresh fruits market. The rising in fresh fruit prices in China is driven by a confluence of factors including rising input costs and strict COVID-19 control measures, which provide more substantial profit space for us. Our extensive network of agricultural product suppliers will optimize the cost of products and HQAE’s diversified sales channels with major e-commerce platforms like Meituan Select and Duo Duo Grocery will maximize the transaction volume. We are looking forward to working together with HQAE, combing our resources and offering greater value to customers. We believe this move will further broaden the scale of our business and create long-term value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333